Filed Pursuant to Rule 424(b)(3)

Registration File Number 333-185393

Supplement to Prospectus dated February 14, 2013

Offer to Exchange

Up to 10,087,488 shares of our Common Stock for any and all issued and outstanding shares of our Preferred Stock

This supplement updates the Prospectus dated February 14, 2013 (the “Prospectus”) relating to the offer by First BanCorp. (the “Corporation”) to issue up to 10,087,488 newly issued shares of our common stock, par value $0.10 per share (our “Common Stock”), in exchange (the “Exchange Offer”) for all issued and outstanding shares of 7.125% Noncumulative Perpetual Monthly Income Preferred Stock, Series A, 8.35% Noncumulative Perpetual Monthly Income Preferred Stock, Series B, 7.40% Noncumulative Perpetual Monthly Income Preferred Stock, Series C, 7.25% Noncumulative Perpetual Monthly Income Preferred Stock, Series D, and 7.00% Noncumulative Perpetual Monthly Income Preferred Stock, Series E (collectively, “Preferred Stock”). This supplement should be read in conjunction with the Prospectus and the letter of transmittal accompanying the Prospectus.

Extension of the Expiration Date of the Exchange Offer

The Corporation has extended the expiration date for the Exchange Offer until midnight on Tuesday, April 9, 2013, unless the Corporation further extends the Exchange Offer or terminates it prior to such date (the “Expiration Date”). Accordingly, all references to the Expiration Date in the Prospectus and in this Supplement shall refer to such extended Expiration Date, unless further extended in accordance with applicable law or earlier terminated by us.

If we elect to further extend the Exchange Offer and delay acceptance for exchange of the shares of Preferred Stock tendered in the Exchange Offer, we will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During the current and any further extension of the Exchange Offer, all shares of Preferred Stock previously tendered and not validly withdrawn in the Exchange Offer will remain subject to the Exchange Offer, and subject to holders’ right to withdraw the shares of Preferred Stock in accordance with the terms of the Exchange Offer.

Increase in the Exchange Value for Preferred Stock Accepted in the Exchange Offer

The Corporation has fixed the ratio for the issuance of shares of Common Stock in exchange for shares of Preferred Stock at 3.57 shares of Common Stock for each share of each series of

Preferred Stock (the “Exchange Ratio”) validly tendered and not withdrawn that are accepted by the Corporation pursuant to the terms of the Exchange Offer. The Exchange Ratio is based on an increase in the Exchange Value from $20 to $22 per share of Preferred Stock divided by $6.1593, which was the average Volume Weighted Average Price of a share of Common Stock during the five trading-day period that ended on March 21, 2013, and was calculated when the expiration date was March 25, 2013. The Exchange Value will change based upon the price of the Common Stock. All other terms and conditions of the Exchange Offer remain unchanged.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” into the Prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated by reference in the Prospectus shall be deemed to be modified or superseded for purposes of the Prospectus to the extent that a statement contained therein, or in any subsequently filed document, which also is incorporated by reference therein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Since February 14, 2013, the date of the Prospectus, we have incorporated by reference into the Prospectus the following documents that we have filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), File No. 001-14793:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on April 1, 2013, as amended (the “Form 10-K”), and Exhibit 99.3 thereto; and

•	Our Current Reports on Form 8-K filed with the SEC on March 11, 2013 and April 1, 2013.

All documents subsequently filed by the Corporation pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the date on which the Exchange Offer is consummated, shall be deemed to be incorporated by reference into the Prospectus.

You may request a copy of these filings, including Exhibit 99.3 to the Form 10-K but excluding other exhibits to a filing (unless that exhibit is specifically incorporated by reference into that filing), at no cost, by writing to us at the following address: First BanCorp., Attention: Lawrence Odell, Secretary, P.O. Box 9146, San Juan, Puerto Rico, 00908-0146. Telephone requests may be directed to (787) 729-8041. E-mail requests may be directed to lawrence.odell@firstbankpr .com. You may also access this information on our website at www.firstbankpr.com by viewing the “SEC Filings” subsection of the “Investor Relations” menu. No additional information on our website is deemed to be part of or incorporated by reference into the Prospectus. We have included our website address solely as an inactive textual reference. You may also request a copy of this information by writing to the Information Agent at the following address: Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038. Telephone requests by all holders, banks and brokers may be directed to 866-856-6388.

Please note that the Schedule TO filed in connection with the Exchange Offer does not permit incorporation by reference of future filings. If a material change occurs in the information set forth in the Prospectus, we will amend the Schedule TO accordingly.

The Dealer Manager for the Exchange Offer is:

The date of this Prospectus Supplement is April 2, 2013.

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